FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   5 June 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Traffic statistics May 2006




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  5 June 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Traffic statistics May 2006




TRAFFIC AND CAPACITY STATISTICS - May 2006

Summary of the headline figures

In May 2006, passenger capacity, measured in Available Seat Kilometres, was 5.1 per cent above May 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 6.9 per cent. This resulted in a passenger load factor up 1.3 points versus last year, to 74.5 per cent. The increase in traffic comprised a 13.9 per cent increase in premium traffic and a 5.7 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, increased by 2.3 per cent. Overall load factor increased by 0.7 points to 68.4 per cent.


Market conditions

Market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.


Strategic Developments

British Airways announced a pre-tax profit of GBP620 million for the year to March 31, 2006 (2005: GBP513 million profit). The pre-tax profit for the fourth quarter was GBP91 million (2005: GBP6 million loss). Operating profit for the year was GBP705 million (2005: GBP556 million profit) and GBP93 million for the quarter (2005: GBP46 million profit).

The company's accounting valuation of its main pension scheme, the New Airways Pension Scheme (NAPS), showed a deficit of GBP2,070 million at March 31, 2006, up GBP101 million on the previous year. The accounting deficit reflects low long-term interest rates and has gone up despite the company's increased contributions and strong equity markets.

British Airways welcomed the statement from the Civil Aviation Authority (CAA) that it will protect customers at BAA airports from being overcharged to fund payments to the airport operator's shareholders during its current bid battle. The CAA is currently consulting on the level of user charges at Heathrow, Gatwick and Stansted airports for a five year period from April 2008 in its role as economic regulator.

The airline launched a promotion offering savings of up to GBP1,250 on Club World return fares to 58 long haul destinations this summer including New York, Singapore and all Caribbean destinations.


Ends


June 5, 2006
                                               043/CW/2006


BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                              Month of May                    Financial year
                                                                            April through to May
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2006       2005       (%)            2006        2005        (%)

Passengers carried (000)

UK/Europe                        2050       2030      +1.0            4009        3953       +1.4
Americas                          668        635      +5.2            1338        1258       +6.4
Asia Pacific                      144        133      +8.9             304         273      +11.6
Africa and Middle East            267        225     +18.5             546         464      +17.8
Total                            3129       3023      +3.5            6198        5947       +4.2

Revenue passenger km (m)

UK/Europe                        1931       1903      +1.5            3779        3656       +3.4
Americas                         4499       4247      +6.0            9012        8405       +7.2
Asia Pacific                     1455       1374      +5.9            3061        2817       +8.6
Africa and Middle East           1777       1513     +17.4            3640        3112      +17.0
Total                            9662       9037      +6.9           19493       17991       +8.4

Available seat km (m)

UK/Europe                        2727       2796      -2.5            5319        5481       -3.0
Americas                         5673       5393      +5.2           11146       10648       +4.7
Asia Pacific                     2078       1994      +4.2            4095        3923       +4.4
Africa and Middle East           2494       2160     +15.4            4897        4272      +14.6
Total                           12972      12344      +5.1           25457       24324       +4.7

Passenger load factor (%)

UK/Europe                        70.8       68.0      +2.8 pts        71.0        66.7       +4.3 pts
Americas                         79.3       78.7      +0.6 pts        80.9        78.9       +2.0 pts
Asia Pacific                     70.0       68.9      +1.1 pts        74.7        71.8       +2.9 pts
Africa and Middle East           71.3       70.0      +1.3 pts        74.3        72.8       +1.5 pts
Total                            74.5       73.2      +1.3 pts        76.6        74.0       +2.6 pts

Revenue tonne km (RTK) (m)

Cargo tonne km (CTK)              411        401      +2.3             820         795       +3.2
Total RTK                        1374       1303      +5.5            2760        2585       +6.8
Available tonne km (m)           2009       1925      +4.4            3954        3799       +4.1

Overall load factor (%)          68.4       67.7      +0.7 pts        69.8        68.1       +1.7 pts


Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.


                                                              Investor Relations

                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602